EXHIBIT B

OFFER TO PURCHASE

CONSTITUTION CAPITAL ACCESS FUND, LLC

c/o Ultimus Fund Solutions LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

OFFER TO PURCHASE SHARES
DATED OCTOBER 6, 2026.

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY ULTIMUS FUND SOLUTIONS, LLC

BY NOVEMBER 3, 2026.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON NOVEMBER 3, 2026,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of Constitution Capital Access Fund, LLC:

Constitution Capital Access Fund, LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund. The Fund’s investment objective is to generate long-term capital appreciation. The Adviser of the Fund is Constitution Capital PM, LP. The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of November 30, 2026 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any early repurchase fee. As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interests in the Fund representing beneficial Shares in the Fund and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires, that constitute three of the classes offered by the Fund designated as Class A, Class D and Class I that are tendered by Shareholders pursuant to the Offer. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on November 3, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s limited liability company agreement dated August 4, 2022 (as it may be amended from time to time, the “Limited Liability Company Agreement”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between August 31, 2026 (the date as of which the net asset value information reported herein was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year may be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through November 30, 2026, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact Ultimus Fund Solutions, LLC the Fund’s Tender Offer Administrator, at (855) 551-2276 or at Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attention: Tender Offer Administrator Monday through Friday, except holidays, during normal business hours of 7:30 a.m. to 5:00 p.m (Central Time) Monday through Thursday and 7:30 a.m. to 4:30 p.m (Central Time) Friday.

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to Ultimus Fund Solutions, LLC in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Managers makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Managers.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Constitution Capital Access Fund, LLC

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Attention: Tender Offer Administrator

Phone: (855) 551-2276

Fax: (402) 609-7043

ii

TABLE OF CONTENTS

1.	Summary Term Sheet	1

2.	Background and Purpose of the Offer	3

3.	Offer to Purchase and Price	3

4.	Amount of Tender	4

5.	Procedure for Tenders	4

6.	Withdrawal Rights	5

7.	Purchases and Payment	5

8.	Certain Conditions of the Offer	6

9.	Certain Information about the Fund	7

10.	Certain Federal Income Tax Consequences	8

11.	Miscellaneous	8

iii

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $40,350,129 or 3,185,215 Shares outstanding as of August 31, 2026). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value of Shares will be calculated for this purpose as of November 30, 2026 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on November 3, 2026 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on March 31, 2027 and, as set forth below, may reserve up to 10% of the net asset value of Shares purchased to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s next fiscal year end after the Valuation Date is March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•	A Shareholder may tender all or some of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. Subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. See Section 4.

•	We will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date in the manner specified above, of the repurchased Shares. The Promissory Notes will be held by the Tender Offer Administrator on behalf of each such Shareholder. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. See Section 7.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for, among other things, the following payments. The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above. The Initial Payment will be made within 65 days after the Notice Due Date. See Section 7.

•	The second and final payment in respect of the Promissory Note (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be paid in full no later than 5 business days following the completion of such audit. See Section 7.

•	If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits. See Section 7.

•	If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. The purchase amount will be paid entirely in cash. See Section 7.

•	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on November 3, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to December 3, 2026 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares until such date. See Section 6.

•	If you would like us to purchase your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on November 3, 2026. The value of your Shares may change between August 31, 2026 (the date as of which the net asset value information reported herein was calculated) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	As of August 31, 2026, there was approximately $377,615 (or 29,926 Shares), $392,152 (or 31,015 Shares) and $806,232,804 (or 63,643,361Shares) outstanding capital of the Fund held in Class A Shares, Class D Shares and Class I Shares, respectively. The net asset value per Class A Share, Class D Share and Class I Share as of the close of business on August 31, 2026 was $12.62, $12.64 and $12.67, respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at Ultimus Fund Solutions, LLC at (855) 551-2276 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 7:30 a.m. to 5:00 p.m (Central Time) Monday through Thursday and 7:30 a.m. to 4:30 p.m (Central Time) Friday. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Limited Liability Company Agreement. The Registration Statement and the Limited Liability Company Agreement provide that the Board of Managers of the Fund (the “Board of Managers”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board of Managers that the Fund offer to repurchase Shares from its Shareholders quarterly each year. The Fund commenced operations immediately following the close of business on September 30, 2022 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning in the first quarter of 2023.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Limited Liability Company Agreement. While the Adviser intends to recommend to the Fund’s Board of Managers that the Fund offer to repurchase Shares in the Fund on a quarterly basis each year, the Fund’s Board of Managers is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on November 3, 2026 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on November 3, 2026 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of November 30, 2026 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year may be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $10,000, Subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. or to repurchase the remainder of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will , in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by November 3, 2026 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to Ultimus Fund Solutions, LLC, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to Ultimus Fund Solutions, LLC also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Ultimus Fund Solutions, LLC, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on November 3, 2026 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to Ultimus Fund Solutions, LLC via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact Ultimus Fund Solutions, LLC at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of Ultimus Fund Solutions, LLC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, a Shareholder whose written tender is not accepted by the Fund on or prior to December 3, 2026 (i.e., the date 40 business days from the commencement of the Offer), will also have the right to withdraw its tender of Shares until such date. To be effective, any notice of withdrawal must be timely received by Ultimus Fund Solutions, LLC at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of November 30, 2026, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and the Limited Liability Company Agreement have been made. The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will consist of the Promissory Note, a non-interest-bearing, non-transferable promissory note. The Promissory Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Promissory Note will also entitle the tendering Shareholder to receive a contingent payment (the “Final Payment”) equal to the excess, if any, of (1) the aggregated value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Final Payment will be payable in full no later than 5 business days following the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Promissory Note pursuant to which a tendering Shareholder will receive the Initial Payment and, if applicable, Final Payment (together, the “Cash Payment”) will be held by Ultimus Fund Solutions, LLC on behalf of the tendering Shareholder. Upon a written request by a Shareholder to Ultimus Fund Solutions, LLC, Ultimus Fund Solutions, LLC will mail the Promissory Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. Any Cash Payment due pursuant to the Promissory Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder in the Letter of Transmittal.

If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash, liquid securities or, to the extent applicable, interests in investment funds that the Fund (i) has requested to be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Promissory Note, as described above. None of the Fund, the Board of Managers, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. Subscriptions for shares of beneficial interest in the Fund were first accepted for investment as of October 1, 2022. The Fund’s investment objective is to generate long-term capital appreciation. The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212. The Fund's Tender Offer Administrator, Ultimus Fund Solutions, LLC’s telephone number is (855) 551-2276. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Limited Liability Company Agreement.

Based on August 31, 2026 values, the Adviser, the Managers and officers of the Fund, and each of their associates owned the number of Shares indicated in the table below. None of the Fund’s Managers or officers, other than as noted below, held any Shares.

Person	Number of Shares	Percentage of Shares Outstanding
Constitution Capital PM, LP, the Adviser	11,697	0.02%
L8 Investment Holdings, LP	42,437,240	66.62%
J. Michael Fields	4,971	0.01%
Vicente Miguel T. Ramos	55,492	0.09%
Christopher S. Faucher	2,485	0.00%*
Robert M. Hatch	24,663	0.04%

*Percentage of shares outstanding is less than 0.01%

None of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Limited Liability Company Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

The Adviser has agreed, subject to its fiduciary responsibilities and other applicable law, to recommend to the Fund’s Board of Managers that the Fund effectuate quarterly tender offers consistent with and subject to the terms of the Fund’s current Registration Statement. L8 Investment Holdings LP has informed the Adviser that, consistent with and subject to its undertakings disclosed as part of its Schedule D, it currently intends to tender 5% of its Class I Shares in this Offer.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting Ultimus Fund Solutions, LLC at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.